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June 25, 2013 VIA EDGAR CORRESPONDENCE Mr. Jonathan Wiggins Staff Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Melco Crown Entertainment Limited

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 18, 2013

File No. 1-33178

Dear Mr. Wiggins:

On behalf of our client, Melco Crown Entertainment Limited (the “Company”), we are responding to the Staff’s letter of June 11, 2013 relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Commission on April 18, 2013. For the Staff’s convenience, we have set forth the Staff’s comments immediately preceding each response.

Adjusted Property EBITDA and Adjusted EBITDA, page 86

1.	Please revise in future filings to include a reconciliation of your non-GAAP measures Adjusted Property EBITDA and Adjusted EBITDA to net income.

The Company notes the Staff’s comment. The Company confirms that it will include in its future filings under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Adjusted Property EBITDA and Adjusted EBITDA” a reconciliation of its non-GAAP measures Adjusted Property EBITDA and Adjusted EBITDA to net income.

Investing Activities, page 92

2.	Please tell us and clarify in future filings how the total capital expenditures in the table on page 93 reconcile to the amounts disclosed as capital expenditures in your discussion of net cash used in investing activities.

Simon H. Berry Joseph A. Bevash Kenneth D. C. Chan	Stanley Chow Michael S. L. Liu Jane M. S. Ng	Simon D. Powell Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: Bryant B. Edwards (California) Timothy M. Gardner (New York) Eugene Y. Lee (New York) David J. Miles (England and Wales)

June 25, 2013

The Company clarifies that the total capital expenditures in the table on page 93 and the corresponding narrative discussion of significant changes in capital expenditures from year-to-year for new development, redevelopment/renovations, and other capital expenditures by segment are presented on an accrual basis. The Company further clarifies that the amounts disclosed as capital expenditures in its discussion of net cash used in investing activities on page 92 represent the outflows for capital expenditures on a cash basis. The difference between the amounts disclosed as capital expenditures in its discussion of net cash used in investing activities and the total expenditures included in the table on page 93 relates to the Company’s non-cash investing activities, which were recorded in current and non-current liabilities at each balance sheet date, and for which the material amounts were disclosed in the consolidated statements of cash flows on page F-9.

For better presentation, the Company will clarify its presentation in its future filings by revising its narrative to specify that the table and analysis of its capital expenditures on page 93, is on an accrual basis as follows:

“The following table sets forth our capital expenditures incurred by segment on an accrual basis for the periods indicated.”

Consolidated Statements of Cash Flows, page F-8

3.	It appears that the line item acquisition of property and equipment includes both the purchase of assets and costs capitalized in the development of properties. In future filings, please present separate line items for acquisitions of property and equipment and capitalized expenditures.

The Company confirms that the line item acquisition of property and equipment of the consolidated statements of cash flows on page F-8 includes both the purchase of assets and costs capitalized in the development of properties. In its future filings, the Company will present separate line items in the consolidated statements of cash flow for payment for acquisitions of property and equipment and for costs capitalized in the development of properties.

*    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 25, 2013

Please do not hesitate to contact Helena Kim at +852-2912-2575 or me at +852-2912-2515 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Eugene Y. Lee

Eugene Y. Lee of
Latham & Watkins

cc	Mr. Geoffrey Davis
Chief Financial Officer
Melco Crown Entertainment Limited